October 16, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed July 30, 2015
File No. 1-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the comment letter to the Company dated October 15, 2015 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

The Commission’s comment letter requests that we respond to the Commission’s comments within 10 business days by providing the requested information or by advising the Commission when we will provide the requested responses. We are respectfully requesting an extension of time to respond to the comment letter, and will submit a comprehensive response on or before Friday, November 13, 2015.

Thank you very much for your consideration. If you have any questions or concerns, please contact either Joseph W. White, the Company’s Chief Accounting Officer, at (562) 435 3666, ext. 11566, or me at the same phone number, ext. 112462.

Respectfully submitted,

/s/ Jeff D. Barlow

Jeff D. Barlow

Chief Legal Officer

cc:	John C. Molina, Chief Financial Officer
Joseph W. White, Chief Accounting Officer
Steven Orlando, Audit Committee Chairman